December 29, 2009

By Electronic Submission

United States Securities and Exchange Commission
Division of Corporation Finance
One Station Place
100 F Street, NE
Washington, D.C.  20549-4561
Attn:  Kathleen Collins

Re:          Phase Forward Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed on February 27, 2009
File No. 000-50839

Dear Ms. Collins:

This letter is being furnished on behalf of Phase Forward Incorporated (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) raised in your letter dated November 23, 2009 (the “Letter”) to Christopher Menard, Chief Financial Officer of the Company, with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2008 (the “10-K”) that was filed with the Commission on February 27, 2009.

The responses set forth below have been organized in the same manner in which the Commission’s comments were organized.  A copy of this letter is being sent under separate cover to Melissa Feider of the Commission.

Form 10-K for the Fiscal Year Ended December 31, 2008

Risk Factors

“The loss of one or more major customers ...,” page 21

1.             We note that GlaxoSmithKline accounted for approximately 18%, 15% and 12% of your total revenues in the years 2006, 2007 and 2008, respectively.  As it appears that you are substantially dependant upon this relationship, please expand your disclosure in your “Business” section to describe the material terms of your agreement(s) with GlaxoSmithKline.  In your response letter, please explain the nature of your contractual relationship(s) with GlaxoSmithKline.  If a single contract or a series of similar contracts with GlaxoSmithKline accounts for more than ten percent of your revenues please advise us as to why you have not filed your agreement(s) with this customer.  Refer to Item 601(b)(l0)(ii)(B) of Regulation S-K.

RESPONSE: The Company advises the Staff that it executed a new agreement with GlaxoSmithKline in June 2009 (the “2009 Agreement”) that replaces the prior agreement between the parties entered into in July 2004 (filed as Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the Commission on August 10, 2004).   The Company conducted an analysis to determine whether it was required to file the 2009 Agreement and determined that the 2009 Agreement was not required to be filed because it was entered into in the ordinary course of the Company’s business and did not otherwise fall within any of the categories set forth in Item 601(b)(10)(ii) of Regulation S-K.  In this regard, the Company notes that the anticipated revenues from GlaxoSmithKline under the 2009 Agreement would account for less than ten percent of the Company’s revenue in future periods and the Company, therefore, determined that its business was not substantially dependent upon the 2009 Agreement.  The Company confirms that in future filings, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “Fiscal 2009 10-K”), to the extent that GlaxoSmithKline accounts for ten percent or more of the Company’s revenue, it will file the 2009 Agreement and include a complete description of material terms of the 2009 Agreement.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 36

2.             Please consider expanding your “Overview” section to provide an executive level overview that provides context for the remainder of the management’s discussion and analysis.  For example, identify the factors that Phase Forward’s executives focus on in evaluating financial condition and operating performance.  In this regard, we note your focus on expanding your product portfolio and the relationships with CROs and IT service providers.  Please also consider addressing the material operations, risks and challenges facing Phase Forward and how management is dealing with these issues.  For example, we note that you are focused on integrating and educating customers on Phase Forward’s expanded value proposition and the ability to lower total cost of ownership through a single supplier relationship.  We also note that you have been experiencing growth and geographic expansion, which may present challenges you could discuss, as material.  Refer to Release No. 33-8350.

RESPONSE:  The Company acknowledges the Staff’s comment and advises the Staff that in future filings, starting with its Fiscal 2009 10-K, it will expand the “Overview” section of its Management’s Discussion and Analysis of Financial Condition and Results of Operations to provide context to the factors and trends that affect the financial condition and operations of the Company and the challenges and risks that the Company faces that could materially impact its performance.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 60

3.             We note your disclosure on page 61 where you indicate a 10% unfavorable movement in foreign currency exchange rates may expose you to significant losses in earnings or cash flows or significantly diminish the fair value of your foreign currency financial instruments.  Tell us how you considered quantifying this potential loss pursuant to Item 305(a)(ii)(A) of Regulation S-K.

RESPONSE:  The Company advises the Staff that in its Annual Report on Form 10-K for the year ended December 31, 2008, under the Quantitative and Qualitative Disclosures about Market Risk, the Company discussed the percentages of revenues and expenses that were transacted in foreign currencies during 2006, 2007 and 2008.  In addition, the Company disclosed the amount of accounts receivable denominated in currencies other than the U.S. dollar and the amount of forward foreign exchange contracts that the Company had put in place to hedge its non-functional currency receivables, intercompany accounts and cash balances.  Pursuant to the guidelines of Item 305 (a)(ii)(A) of Regulation S-K, the Company prepares on a quarterly basis a sensitivity analysis that calculates the potential loss in earnings, fair values or cash flows resulting from a 10% hypothetical change in the foreign exchange rate for each of the currencies in which the Company primarily transacts.  The sensitivity analysis compares the actual U.S. dollar equivalent for the respective monthly transaction to the hypothetical U.S. dollar equivalent of this same monthly transaction as if the foreign exchange rate used for this transaction was 10% unfavorable relative to the U.S. dollar.  Based on this sensitivity analysis, the Company determined that a 10% unfavorable movement in foreign exchange rates may expose the Company to significant losses in earnings or cash flows or significantly diminish the fair value of the foreign currency financial instruments and has disclosed its conclusion in accordance with item 305 (a)(ii)(A) of Regulation S-K. Given that the basis of this analysis is a hypothetical calculation, the Company does not disclose a specific amount, but rather uses this analysis as a basis to conclude whether the effects could be significant.

Item II. Executive Compensation (incorporated from definitive proxy materials)

Compensation and Other Information Concerning Directors and Officers

Compensation Discussion and Analysis, page 17

General

4.             We note your use of peer group market data and that you generally target total compensation between the median and the 75th percentile of comparable public companies within your peer group.  Please clarify what consideration you gave to including a discussion of where actual payments fell within targeted parameters for each element of your compensation program.

RESPONSE:  The Company advises the Staff that, in the summary compensation table on page 26 of the Company’s proxy statement for its 2009 Annual Meeting of Stockholders (the “2009 Proxy”), the Company discloses actual amounts paid to each named executive officer for the fiscal years for which compensation is being reported, which the Company believes is the compensation information most relevant to investors.  On pages 21 and 22 of the Company’s 2009 Proxy, the Company also discloses the extent to which the performance objectives under its

2008 management incentive program have been met, which the Company believes helps provide investors with an understanding of Company performance against its target objectives.  As disclosed in the 2009 Proxy, the Company generally targets total compensation opportunity to be between the median and the 75th percentile of comparable public companies.  Because the Company does not utilize data regarding where actual payments fell within targeted parameters in its compensation-setting activities for future periods, the Company does not believe that a discussion of where actual payments fell within these parameters is either appropriate or necessary.  Moreover, because the compensation paid under the management incentive program, which is disclosed in the 2009 Proxy, is a variable and material element of the total executive compensation program, the Company does not believe that an “after the fact” discussion of where actual payments fell within targeted parameters set approximately 12 months earlier for its compensation program is meaningful to investors’ understanding of the objectives and structure of the Company’s compensation program or the performance of its executives.

Annual Cash Compensation

Base Salary, page 19

5.             We note your statement that adjustments to base salaries reflect market increases, your growth and stage of development, your executives’ performance and increased experience, any changes in your executives’ roles and responsibilities and other factors.  However, your compensation discussion and analysis should provide an expanded analysis of how you arrived at and why you paid each particular level of compensation for 2008.  In this regard, your discussion of base salary increases provides only a general analysis of how the Committee determined the increases.  We would expect to see a more focused discussion that provides substantive analysis and insight into how the Committee made actual payout determinations for the fiscal year for which compensation is being reported.  Refer to paragraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K.  You should provide complete discussions of the specific factors considered by the Committee in ultimately approving this and other forms of compensation, including the reasons why the Committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions.

RESPONSE:  The Company acknowledges the Staff’s comment and advises the Staff that in future filings, the Company will provide an expanded analysis of how it arrived at and why it paid any increases in base salary, including substantive analysis and insight into how the Committee made actual payout determinations for the fiscal year for which compensation is being reported.  With respect to the 2008 increases in base salaries, the Company notes that it disclosed in the 2009 Proxy how it arrived at each individual’s initial base salaries and that, in approving the increases, the Management Development and Compensation Committee (the “MD&C Committee”) considered where each named executive officer’s base salary and total cash compensation stood in relation to similarly positioned officers’ base salaries within our peer group and according to survey data.    The Company further advises the Staff that the MD&C Committee, with the help of a compensation consultant, determined the specific increases in the base salaries of each of our named executive officers based primarily on where each such executive’s base salary compared with similarly positioned officers’ base salaries within the Company’s peer group.  The MD&C Committee believed that each named executive officer’s respective increase in base salary was necessary and appropriate to align each such executive’s base salary to be between the median and the 75th percentile of comparable public companies within our peer group and to be competitive with similar positions at our peer group companies.  The Company notes that, as disclosed in the 2009 Proxy, the MD&C Committee granted no base salary increase in 2009 given that the Company’s peer group data showed limited change from 2008, and instead increased by 5% the cash incentive bonus opportunity for 2009 given its desire to place a greater weight on operating performance.

6.             We note that “[t]he Management Development and Compensation Committee may also, in its discretion, award bonuses to our named executive officers based upon such other terms and conditions as the Management Development and Compensation Committee may determine.”  Please clarify the degree of discretion that the Management Development and Compensation Committee has and describe the circumstances under which the discretion would be used.

RESPONSE:  The Company acknowledges the Staff’s comment and advises the Staff that in future filings, the Company will clarify the degree of discretion that the MD&C Committee has and the circumstances under which such discretion would be used.  The revised disclosure will note that, notwithstanding the performance targets used in determining incentive compensation under the Company’s annual management incentive plans, the MD&C Committee believes it is advisable to retain discretion in determining whether to revise the parameters of the management incentive plans or grant a discretionary bonus to named executive officers outside the parameters of the management incentive plans. The MD&C Committee reserves the right to apply its judgment in these circumstances based on a number of factors, including, for example, the recommendation of the Company’s Chief Executive Officer, as well as non-quantitative and subjective factors that may be deemed relevant by the MD&C Committee upon exercise of any such discretion.    The Company does not currently have any standing guidelines limiting the exercise of such judgment by the MD&C Committee, nor does the Company have any current plans to recommend any discretionary bonuses for its named executive officers.

7.             We note that the 2008 Sales Executive Plan provided Mr. Powell with a base salary and a targeted variable compensation and that half of the targeted variable compensation was subject to the attainment of the profitability goals under the 2008 Management Incentive Plan and half of the targeted variable compensation was subject to the attainment of specified annual corporate bookings goals.”  Please tell us why you have not provided quantitative disclosure of the “specified annual corporate bookings goals.”  We also note that the Management Development and Compensation Committee has selected the financial and operational metric for 2009 (i.e., your operating income before amortization of intangibles, stock based compensation expenses, acquired deferred revenue and backlog adjustment) but that you have not provided quantitative disclosure of these goals, either.  If you believe that disclosure of these performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please confirm that you have performed this analysis.

RESPONSE:  The Company respectfully advises the Staff that it is relying on Instruction 4 to Item 402(b) of Regulation S-K to omit disclosure of the quantitative corporate performance targets in connection with its performance based variable cash compensation for its executive officers and confirms that the Company has conducted an internal competitive harm analysis that supports the Company’s reliance on such instruction.

Discretionary Bonuses, page 22

8.             We note your statement that you awarded an additional cash bonus of $47,000 to each of Messrs. Weismann, Rosenberg, and Buchler in recognition of the “extraordinary contributions” that these individuals made to the company’s performance during 2008.  Please expand your discussion to provide additional analysis of the effect of individual performance on cash compensation.  You should provide additional detail and an analysis of how individual performance contributed to actual compensation for the named executive officers.  For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the Committee considered in its evaluation.  See Item 402(b)(2)(vii) of Regulation S-K.

RESPONSE:  The Company acknowledges the Staff’s comment and advises the Staff that in future filings, to the extent applicable, the Company will provide additional detail and an analysis of how individual performance contributed to actual compensation for the named executive officers for any given fiscal year.  With respect to the discretionary bonuses awarded to Messrs. Weismann, Rosenberg and Buchler for 2008, as disclosed on page 22 of the 2009 Proxy under “Discretionary Bonuses,” the Company advises the Staff that the MD&C Committee decision to award the bonuses was subjective and was based on the recommendation of the Company’s Chief Executive Officer.  The MD&C Committee’s subjective determination was based generally on a review of the efforts of Messrs. Weismann, Rosenberg and Buchler and their contributions to the Company individually and as a group which had a direct impact, in the view of the Chief Executive Officer and the MD&C Committee, on the Company’s overall performance in 2008. In particular, the Chief Executive Officer and MD&C Committee noted their respective efforts in advancing the Company’s overall M&A strategy and specifically with the successful acquisition and integration of Clarix LLC.

Item 13. Certain Relationships and Related Transactions, and Director Independence (incorporated from definitive proxy materials), page 36

9.             We note that it is your policy that all related party transactions required to be disclosed pursuant to Item 404 of Regulation S-K be reviewed and approved by your Audit and Finance Committee and that this requirement would generally apply to transactions exceeding $120,000 between you and any related persons.  However, your Certain Relationships and Related

Transactions section should include a discussion of your policies and procedures for the review, approval, or ratification of any transaction required to be reported under paragraph (a) of Item 404 of Regulation S-K.  While the material features of such policies and procedures will vary depending on the particular circumstances, examples of such features may include, among other things, (i) the standards to be applied pursuant to such policies and procedures and (ii) a statement of whether such policies and procedures are in writing and, if not, how such policies and procedures are evidenced.  Refer to Item 404(b) of Regulation S-K.

RESPONSE:  The Company acknowledges the Staff’s comment and advises the Staff that in future filings, the Company will disclose its policies and procedures for the review, approval, or ratification of any related party transaction required to be reported under Item 404(a) of Regulation S-K. Specifically, the Company will disclose that it maintains a written policy that requires all transactions between the Company and any related persons (as defined in Item 404 of Regulation S-K) or their affiliates to be reviewed by the Company’s general counsel, who will determine whether the contemplated transaction or arrangement requires the approval of the board of directors, the audit committee, both or neither.  If the amount of any proposed related party transaction is equal to or greater than $120,000, the policy requires such transaction to be approved in advance by the Audit Committee of the Company’s Board of Directors.

*     *     *     *     *

In connection with the foregoing, the Company hereby acknowledges the following:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the enclosed matters, please contact me at (781) 890-7878 or by facsimile at (781) 890-4848.

Very truly yours,

/s/ Christopher Menard
Christopher Menard
Senior Vice President, Chief Financial Officer, Chief Accounting Officer and Treasurer

/Enclosures

cc:           Robert Weiler, President, Chief Executive Officer and Chairman

D. Ari Buchler, Senior Vice President and General Counsel

John M. Mutkoski, Esq.